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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CATALYST SEMICONDUCTOR, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

14888105
(CUSIP Number of Class of Securities' Underlying Common Stock)

Thomas E. Gay III
Chief Financial Officer
Catalyst Semiconductor, Inc.
2975 Stender Way
Santa Clara, CA 95054
(408) 542-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert P. Latta, Esq.
Julia Reigel, Esq.
Michael Post, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$3,307,776.00	$353.93

*
Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer's common stock that are eligible for exchange (3,093,664 shares) will be tendered pursuant to this offer. These options have an aggregate value of $1,653,888.00 as of February 13, 2007, calculated based on a modified Black-Scholes option pricing model.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$353.93
Form or Registration No.:	005-50199
Filing party:	Catalyst Semiconductor, Inc.
Date filed:	February 14, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed by Catalyst Semiconductor, Inc., a Delaware corporation ("Catalyst Semiconductor" or the "Company"), with the Securities and Exchange Commission on February 14, 2007. The Schedule TO related to the offer by the Company to exchange (the "Exchange Offer") certain outstanding and unexercised options that have a per share exercise price equal to $4.00 or higher of the Company's common stock, whether vested or unvested, that have been granted under its 1998 Special Equity Incentive Plan and/or Amended and Restated 2003 Stock Incentive Plan (the "Eligible Options") and that are held by eligible service providers. These Eligible Options were eligible to be exchanged for new options that will be granted under either the Company's 1998 Special Equity Incentive Plan and/or Amended and Restated 2003 Stock Incentive Plan, respectively, depending on which plan the exchanged options originated from. An "eligible service provider" refers to a person if he or she is an active employee or consultant of Catalyst Semiconductor at the time of this offer and remains an active employee or consultant of Catalyst Semiconductor or a successor entity through the last date on which this offer remained open for acceptance. Non-employee directors were not eligible to participate in the offer.

        The Amendment No. 1 is made to report the results of the Exchange Offer.

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended to add the following sentences: The tender offer expired at 5:00 p.m., U.S. Pacific Standard Time, on March 16, 2007. Pursuant to the Exchange Offer, the Company has accepted for cancellation options to purchase 1,545,538 shares of the Company's common stock and granted 772,769 shares to purchase the Company's common stock. The Company will enter into Stock Option Agreements dated March 16, 2007 with each participating eligible service provider.

        This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CATALYST SEMICONDUCTOR, INC.
/s/ THOMAS E. GAY III Thomas E. Gay III Chief Financial Officer and Vice President of Finance & Administration

Date: March 19, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options Priced At or Above $4.00 Per Share for New Options.
(a)(1)(B)*	Text of e-mail from Gelu Voicu dated February 14, 2007.
(a)(1)(C)*	Election Form.
(a)(1)(D)*	Withdrawal Form.
(a)(1)(E)*	Confirmation of Receipt of Election Form.
(a)(1)(F)*	Confirmation of Receipt of Withdrawal Form.
(a)(1)(G)*	Form of Reminder E-mails.
(d)(1)*	Catalyst Semiconductor, Inc. 1998 Special Equity Incentive Plan.
(d)(2)*	Form of Stock Option Agreement.
(d)(3)*
Catalyst Semiconductor, Inc. Amended and Restated 2003 Stock Incentive Plan and form of agreement thereunder, incorporated herein by reference to Exhibit 10.102 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2006.
(d)(4)*	Form of Stock Option Agreement.
(d)(5)*	Form of Executive Officer Stock Option Agreement

*
Previously filed

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SIGNATURE
INDEX TO EXHIBITS